FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Extraordinary General Shareholders’ Meeting held on December 30th, 2019 (“EGM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th of Article 21-W of CVM Instruction No. 481/09 and Article 21, XIII of CVM Instruction No. 480/09, as amended, announces to its shareholders and the market the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the EGM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, December 30th, 2019.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Summary of distance voting

Extraordinary General Shareholders’ Meeting (EGM) – 12/30/2019 at 10.00 a.m.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Do you wish to adopt the separate vote for the election of the board of directors?	Yes	1,228,102
		No	10,532,452
		Abstain	46,396,551
2	Indication of all names of the proposed board. - Acionista Controlador Jean-Charles Henri Naouri Arnaud Daniel Charles Walter Joachim Strasser Ronaldo Iabrudi dos Santos Pereira Luiz Augusto de Castro Neves Eleazar de Carvalho Filho Luiz Nelson Guedes de Carvalho Frank-Philippe Georgin Hervé Daudin Philippe Alarcon	Approve	99,619,229
		Reject	-
		Abstain	-
3	In case one of the candidates that are indicated to the proposed board stop integrating it, the votes corresponding to your shares can continue to be given to the proposed board?	Yes	-
		No	-
		Abstain	-
4	In the event of the adoption of cumulative voting, should the votes corresponding to your shares be distributed in equal percentages among the members whom you have chosen? [May the shareholder choose to abstain and the election is held by the cumulative voting, his/her/its vote shall be counted as absent in the respective deliberation].	Yes	-
		No	-
		Abstain	-
5	Visualization of all the candidates that compose the proposed board to indicate the percentage (%) of the votes to be attributed.		-
6	Migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).	Approve	99,619,229
		Reject	-
		Abstain	-
7	As a requirement to the migration, conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share.	Approve	99,619,229
		Reject	-
		Abstain	-
8	Subject to the approval of the former items, global reform of the By-Laws of the Company to adjust it to the requirements of the Novo Mercado Listing Regulation and to incorporate the adjustments detailed in the management proposal and consolidation of the By-Laws, which effectiveness is conditioned to the approval of the migration of the Company to the Novo Mercado Listing Regulation by B3.	Approve	99,619,229
		Reject	-
		Abstain	-
9	Subject to the approval of the former items, changes to the Stock Option Plan and to the Equity Compensation Plan of the Company, in consonance with what set forth in the Management Proposal, which effectiveness is conditioned to the approval of the migration of the Company to the Novo Mercado Listing Regulation by B3.	Approve	99,619,229
		Reject	-
		Abstain	-

SCHEDULE

Summary of distance voting

Extraordinary General Shareholders’ Meeting (EGM) – 12/30/2019 at 10.00 a.m.

10	Approval of additional annual global remuneration of the management, for the complementary value of R$ 25,212,770.14, in consonance with what set forth in the Management Proposal.	Approve	99,619,229
		Reject	-
		Abstain	-
11	Do you wish to request the installation of the Fiscal Council for the fiscal year of 2020?	Yes	48,706,795
		No	5,936,389
		Abstain	3,513,921

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.